UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Interim Management Statement dated 24 April 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 24, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 24, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC
Interim Management Statement

31 March 2013

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months to 31 March 2013 to the corresponding three months of 2012 and balance sheet comparatives relate to 31 December 2012. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US dollars respectively.

The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011), the reallocation of elements of the Head Office results to businesses and portfolio restatements between businesses, as detailed in our announcement on 16 April 2013.

Adjusted profit before tax and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant and not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); goodwill impairments; and gains and losses on acquisitions and disposals. The regulatory penalties relating to the industry-wide investigation into the setting of interbank offered rates have not been excluded from adjusted measures.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.barclays.com/results.

The financial information on which this Interim Management Statement is based, and other data set out in the appendices to this statement, are unaudited and have been prepared in accordance with Barclays’ previously stated accounting policies described in the 2012 Annual Report.

In accordance with Barclays’ policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group, and having regard to the British Bank Association Disclosure Code, the information provided in this report goes beyond minimum requirements. Barclays continues to develop its financial reporting considering best practice and welcomes feedback from investors, regulators and other stakeholders on the disclosures that they would find most useful.

The information in this announcement, which was approved by the Board of Directors on 23 April 2013, does not comprise statutory accounts or interim financial statements within the meaning of Section 434 of the Companies Act 2006 and IAS 34 Interim Financial Reporting respectively. Statutory accounts for the year ended 31 December 2012, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

For qualifying US and Canadian resident ADR holders, the interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will mail the interim dividend on 7 June 2013 to ADR holders on the record on 3 May 2013.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “projected”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, commitments in connection with the Transform Programme, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (“IFRS”) and prudential capital rules applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards, the outcome of current and future legal proceedings, the success of future acquisitions, disposals and other strategic transactions and the impact of competition, a number of such factors being beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the “LSE”) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.

Performance Highlights

“We set out in our Strategic Review in February our path to become the “Go-To” bank for all our stakeholders. While there remains much to do to build a stronger and more resilient Barclays, we are completely focused on executing our Transform programme and are making good early progress.

Strategic cost management is a critical factor in delivering our commitments. We have recognised around £500m of ‘costs to achieve Transform’ in the first quarter, reflecting our immediate priorities to reduce our European retail branch network in order to focus on the mass-affluent segment and on re-positioning our equities and investment banking operations in Asia and Europe.  As indicated in the Strategic Review, we expect to recognise a further £500m of costs to achieve Transform in 2013.

For the first quarter, adjusted profit before tax was £1.8bn including the costs to achieve, driven by good momentum across the businesses, particularly in the Investment Bank, Barclaycard and Wealth and Investment Management.

In our goal to become the ‘Go-To’ bank we have not chosen an easy path for Barclays, but we have chosen the right one.”

Antony Jenkins, Chief Executive

 •  Adjusted profit before tax was down 25% (£609m) to £1,786m.  Excluding costs to achieve Transform of £514m and non-recurrence of a £235m gain in Q1 12 in relation to hedges of employee share awards would have resulted in an increase in adjusted profit before tax of 6%

 •  Statutory profit before tax improved to £1,535m (Q1 12: £525m loss), reflecting a reduced own credit charge of £251m (Q1 12: £2,620m)

 •  Adjusted return on average shareholders’ equity decreased to 7.6% (Q1 12: 12.4%) reflecting the costs to achieve Transform. Statutory return on average shareholders’ equity improved to 6.5% (Q1 12: negative 4.5%)

 •  Adjusted income decreased 5% to £7,734m, principally due to non-recurrence of the gain in relation to hedges of employee share awards. Investment Bank income was up 1% at £3,463m (Q1 12: £3,436m) and was up 34% on Q4
         12

 •  Credit impairment charges decreased 10% to £706m, with an annualised loan loss rate of 56bps (Q1 12: 63bps), principally reflecting improvements in the Investment Bank and Corporate Banking

 •  Adjusted operating expenses were up 7% at £5,296m. This reflected £514m of costs to achieve Transform, restructuring principally in Europe RBB and the Investment Bank, partially offset by a £183m reduction in other operating expenses. Adjusted cost to income ratio was 68% (Q1 12: 61%) with the increase attributable to costs to achieve Transform

 •  Risk weighted assets increased 3% to £398bn primarily driven by foreign currency movements

 •  Core Tier 1 ratio strengthened to 11.0% (2012: 10.8%), principally reflecting capital generated from earnings and the exercise of warrants

 •  Net asset value per share of 405p (2012: 414p) and net tangible asset value per share of 344p (2012: 349p) reflecting an increase in shares issued, including the exercise of warrants

 •  We provided an estimated £20bn of Funding for Lending Scheme (FLS) eligible gross new lending to UK households and businesses in Q1 13. Barclays was the leading provider of loans to UK households and businesses under the national loan guarantee scheme and the FLS through Q4 12

Performance Highlights
Barclays Unaudited Results	Adjusted1	Statutory1
for the three months ended	31.03.13	31.03.12		31.03.13	31.03.12
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	7,734	8,108	(5)	7,483	5,488	36
Credit impairment charges and other provisions	(706)	(784)	(10)	(706)	(784)	(10)
Net operating income	7,028	7,324	(4)	6,777	4,704	44
Operating expenses excluding costs to achieve Transform	(4,782)	(4,965)	(4)	(4,782)	(5,265)	(9)
Costs to achieve Transform	(514)	-		(514)	-
Operating expenses	(5,296)	(4,965)	7	(5,296)	(5,265)	1
Other net income2	54	36	50	54	36	50
Profit/(loss) before tax	1,786	2,395	(25)	1,535	(525)
Profit/(loss) after tax	1,215	1,820	(33)	1,044	(385)

Performance Measures
Return on average shareholders' equity	7.6%	12.4%		6.5%	(4.5%)
Return on average tangible shareholders' equity	9.0%	14.6%		7.6%	(5.3%)
Return on average risk weighted assets	1.2%	1.8%		1.1%	(0.4%)
Cost: income ratio	68%	61%		71%	96%
Loan loss rate (bps)	56	63		56	63

Basic earnings/(loss) per share	8.1p	13.2p		6.7p	(4.9p)
Dividend per share	1.0p	1.0p		1.0p	1.0p

Capital and Balance Sheet				31.03.13	31.12.12
Core Tier 1 ratio				11.0%	10.8%
Risk weighted assets				£398bn	£387bn
Adjusted gross leverage				20x	19x
Group liquidity pool				£141bn	£150bn
Net asset value per share				405p	414p
Net tangible asset value per share				344p	349p
Loan: deposit ratio				105%	110%

Adjusted profit reconciliation				31.03.13	31.03.12
Adjusted profit before tax				1,786	2,395
Own credit				(251)	(2,620)
Provision for PPI redress				-	(300)
Statutory profit/(loss) before tax				1,535	(525)

Adjusted1	Statutory1
	31.03.13	31.03.12		31.03.13	31.03.12
Profit/(Loss) Before Tax by Business	£m	£m	% Change	£m	£m	% Change
UK RBB	299	232	29	299	(68)
Europe RBB	(462)	(72)		(462)	(72)
Africa RBB	81	132	(39)	81	132	(39)
Barclaycard	363	347	5	363	347	5
Investment Bank	1,315	1,182	11	1,315	1,182	11
Corporate Banking	183	203	(10)	183	203	(10)
Wealth and Investment Management	60	50	20	60	50	20
Head Office and Other Operations	(53)	321		(304)	(2,299)
Total profit before tax	1,786	2,395	(25)	1,535	(525)

1
The comparatives on pages 5 to 24 have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011), the reallocation of elements of Head Office results to businesses and portfolio restatements between businesses, as detailed in our announcement on 16 April 2013.

2	Comprises: share of post-tax results of associates and joint ventures; profit or loss on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.

Barclays Results by Quarter

Barclays Results by Quarter	Q113	Q412	Q312	Q212	Q112	Q411	Q311	Q211
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	7,734	6,867	7,002	7,384	8,108	6,213	7,001	7,549
Credit impairment charges and other provisions	(706)	(825)	(805)	(926)	(784)	(951)	(1,023)	(907)
Net operating income	7,028	6,042	6,197	6,458	7,324	5,262	5,978	6,642
Operating expenses (excluding UK bank levy and costs to achieve Transform)	(4,782)	(4,345)	(4,353)	(4,555)	(4,965)	(4,441)	(4,686)	(4,967)
UK bank levy	-	(345)	-	-	-	(325)	-	-
Costs to achieve Transform	(514)	-	-	-	-	-	-	-
Operating expenses	(5,296)	(4,690)	(4,353)	(4,555)	(4,965)	(4,766)	(4,686)	(4,967)
Other net income	54	43	21	41	36	5	18	19
Adjusted profit before tax	1,786	1,395	1,865	1,944	2,395	501	1,310	1,694

Adjusting items
Own credit	(251)	(560)	(1,074)	(325)	(2,620)	(263)	2,882	440
Gains on debt buy-backs	-	-	-	-	-	1,130	-	-
Impairment and gain/(loss) on disposal of BlackRock investment	-	-	-	227	-	-	(1,800)	(58)
Provision for PPI redress	-	(600)	(700)	-	(300)	-	-	(1,000)
Provision for interest rate hedging products redress	-	(400)	-	(450)	-	-	-	-
Goodwill impairment	-	-	-	-	-	(550)	-	(47)
(Losses)/gains on acquisitions and disposals	-	-	-	-	-	(32)	3	(67)
Statutory profit/(loss) before tax	1,535	(165)	91	1,396	(525)	786	2,395	962
Statutory profit/(loss) after tax	1,044	(364)	(13)	943	(385)	581	1,345	721

Attributable to:
Equity holders of the parent	839	(589)	(183)	746	(598)	335	1,132	465
Non-controlling interests	205	225	170	197	213	246	213	256

Adjusted basic earnings per share	8.1p	7.2p	8.3p	9.2p	13.2p	1.0p	6.8p	8.7p
Adjusted cost: income ratio	68%	68%	62%	62%	61%	77%	67%	66%
Basic earnings/(loss) per share	6.7p	(4.8p)	(1.5p)	6.1p	(4.9p)	2.8p	9.4p	3.9p
Cost: income ratio	71%	90%	85%	69%	96%	75%	58%	76%

Adjusted Profit/(Loss) Before Tax by Business	Q113	Q412	Q312	Q212	Q112	Q411	Q311	Q211
	£m	£m	£m	£m	£m	£m	£m	£m
UK RBB	299	275	358	360	232	162	429	378
Europe RBB	(462)	(114)	(81)	(76)	(72)	(176)	21	(109)
Africa RBB	81	105	34	51	132	231	191	178
Barclaycard	363	335	396	404	347	261	367	273
Investment Bank	1,315	760	988	1,060	1,182	(32)	210	888
Corporate Banking	183	61	88	108	203	(10)	140	37
Wealth and Investment Management	60	105	70	49	50	43	70	34
Head Office and Other Operations	(53)	(132)	12	(12)	321	22	(118)	15
Total profit before tax	1,786	1,395	1,865	1,944	2,395	501	1,310	1,694

Group Performance Review

Income Statement

—
Adjusted profit before tax decreased £609m to £1,786m, driven by costs to achieve Transform of £514m in Q1 13 and by non-recurrence of gains of £235m in relation to hedges of employee share awards during Q1 12

—	Statutory profit before tax improved to £1,535m (Q1 12: loss of £525m), reflecting a significantly lower own credit charge of £251m (Q1 12: £2,620m)

—	Adjusted return on average shareholders’ equity decreased to 7.6% (Q1 12: 12.4%) with an improvement in statutory return on average shareholders’ equity to 6.5% (Q1 12: negative 4.5%)

—
Adjusted income decreased 5% to £7,734m, driven by non-recurrence of gains of £235m in relation to hedges of employee share awards in Head Office in Q1 12. Investment Bank income was up 1% at £3,463m driven by increases in Equities and Prime Services, and Investment Banking, partially offset by a decrease in Fixed Income, Currency and Commodities, and was up 34% on Q4 12

—
Customer net interest income for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management was broadly stable at £2,509m (Q1 12: £2,449m). Total net interest income remained stable at £2,775m (Q1 12: £2,721m) while the growth in assets offset the net interest margin decline of 4bps to 179bps

—	Credit impairment charges were down 10% to £706m, principally reflecting improvements in the Investment Bank and Corporate Banking, partially offset by increases in Europe RBB and Africa RBB

-	The annualised loan loss rate decreased to 56 bps (Q1 12: 63bps)

-	Challenging local economic conditions have led to some stress and higher impairment in the Europe and South Africa home loan portfolios

-	Credit metrics in the wholesale portfolios have generally shown some improvement during Q1 13, although conditions in Europe remain challenging

—	Adjusted operating expenses were up 7% to £5,296m, principally reflecting costs to achieve Transform of £514m

-
Following the launch of the Transform programme, the costs to achieve Transform in Q1 13 related to restructuring principally in Europe RBB, with headcount reducing by nearly 2,000 and the distribution network reducing by 30%, and in the Corporate and Investment Bank, where we are reducing headcount by 1,800. The below table summarises the Q1 13 costs to achieve Transform by business

Three Months Ended 31.03.13
Costs to achieve Transform by Business	£m
Europe RBB	(356)
Investment Bank	(116)
Corporate Banking	(37)
Head Office and Other Operations	(5)
Total costs to achieve Transform	(514)

-	Non-performance costs excluding costs to achieve Transform decreased 2% to £3,978m with the non-recurrence of a £115m charge relating to the setting of inter-bank offered rates in Q1 12

-	Performance costs excluding costs to achieve Transform reduced 10% to £804m and the compensation: income ratio in the Investment Bank improved to 41% (Q1 12: 43%)

—	The adjusted cost: income ratio increased to 68% (Q1 12: 61%). The Investment Bank cost: net operating income ratio improved to 62% (Q1 12: 65%)

Group Performance Review

Balance Sheet

•
Total assets increased to £1,596bn (2012: £1,488bn), principally reflecting increases in reverse repurchase agreements and other similar secured lending, loans and advances to customers and available for sale investments

•	Total loans and advances increased to £501bn (2012: £464bn) due to higher settlement balances in the Investment Bank and the acquisition of ING Direct UK

•
Total shareholders’ equity, including non-controlling interests, was £61.4bn (2012: £60.0bn). Excluding non-controlling interests, shareholders’ equity increased £1.5bn to £52.1bn, reflecting a £1.5bn increase in share capital and share premium, including the exercise of warrants.  There was also an increase of £1.1bn in currency translation reserves, partially offset by a £0.5bn reduction due to an increase in retirement benefit liabilities and dividends paid of £0.4bn

•
Net asset value per share was 405p (2012: 414p) and the net tangible asset value per share was 344p (2012: 349p).  The decrease was mainly attributable to an increase in shares issued, including the exercise of warrants

•	Adjusted gross leverage was 20x (2012: 19x). Excluding the liquidity pool, adjusted gross leverage increased to 17x (2012: 16x)

Capital Management

•	The Core Tier 1 ratio strengthened to 11.0% (2012: 10.8%)

•
Core Tier 1 capital increased by £2.1bn to £43.8bn, due to foreign currency movements of £1.1bn, the exercise of outstanding warrants of £0.8bn and £0.6bn of capital generated from earnings which excludes the impact of own credit, after absorbing the impact of dividends paid

•	Risk weighted assets increased by £11bn to £398bn, primarily driven by foreign currency movements

•
We have estimated our CRD IV Common Equity Tier 1 (CET1) ratio on both a transitional and fully loaded basis assuming the rules were applied as at 31 March 2013 using a consistent basis to the reported 2012 year end position. Barclays estimated transitional CET1 ratio is approximately 10.8% (2012: 10.6%) and the estimated fully loaded CET1 ratio is approximately 8.4% (2012: 8.2%). We are currently reviewing the CRD IV rules approved by the European Parliament on 16 April 2013 and will provide an updated view on the estimated impact in our half year results announcement

•
 In April, Barclays issued a further $1.0bn of Tier 2 contingent capital notes and repurchased existing Tier 2 instruments for a similar amount, as a step in transitioning towards its end state CRD IV capital structure

Funding and Liquidity

—	The liquidity pool as at 31 March 2013 was £141bn (2012: £150bn)

Liquidity Pool	Cash and Deposits with Central Banks1	Government Bonds2	Other Available Liquidity	Total3
	£bn	£bn	£bn	£bn
As at 31.03.13	67	55	19	141
As at 31.12.12	85	46	19	150

—
As at 31 March 2013, the Group estimates it was compliant with the Liquidity Coverage Ratio (LCR) requirement at 110% (2012: 126%) based upon the latest standards published by the Basel Committee. This is equivalent to a surplus of £13bn above a 100% LCR requirement (2012: £32bn)

—
RBB, Corporate Banking and Wealth and Investment Management activities are largely funded by customer deposits with the remaining funding secured against customer loans and advances. At 31 March 2013, the customer loan to deposit ratio for these businesses was 98% (2012: 102%)

1	Of which over 95% (2012: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
2	Of which over 80% (2012: over 80%) of securities are comprised of UK, US, Japan, France, Germany, Denmark and the Netherlands.
3	£134bn (2012: £144bn) of which is eligible to count towards the LCR as per the Basel standards.

Group Performance Review

—
The Investment Bank activities are primarily funded through wholesale markets. As at 31 March 2013, total Group wholesale funding outstanding excluding repurchase agreements was £235bn (2012: £240bn), of which £98bn matures in less than one year (2012: £102bn) and £36bn matures within one month (2012: £29bn)

—
The Group has term funding maturities of £11bn for the remainder of 2013. However, with expected deposit growth and reduction in legacy assets, funding needs are likely to be lower. In addition, a significant portion of the Group’s 2013 funding needs were pre-funded in 2012

Exposures to Selected Eurozone Countries

—	During Q1 13 the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece remained flat at £59.4bn (2012: £59.3bn)

—	The Group continues to monitor developments in Cyprus and has taken steps to mitigate any financial and operational risks as appropriate. The Group’s exposure to Cyprus remains minimal at £177m

Other matters

—
As of 31 March 2013,  £1.9bn of the total £2.6bn PPI redress provision raised to date has been utilised leaving a residual provision of £0.7bn. The volume of customer initiated claims has continued to decline in Q1 13 while proactive mailing of customers is now 45% complete with 335,000 of the applicable 750,000 policy holders mailed to date. Barclays will continue to monitor actual claims volumes and the assumptions underlying the calculation of its PPI provision. It is possible that the eventual costs may materially differ from current estimates. Based on claims experience to date and anticipated future volumes, the remaining provision of £0.7bn reflects Barclays best current estimate of future expected PPI redress payments and claims management costs

—
The Interest Rate Hedging Product redress provision at 31 March 2013 was £759m (2012: £814m), after utilisation of £55m during Q1 13, primarily related to administrative costs. The provision reflects Barclays best current estimate of the ultimate cost. It will be kept under ongoing review as the main redress and review exercise progresses, as further information regarding the extent and nature of amounts payable across the impacted population emerges

Dividends

—	It is our policy to declare and pay dividends on a quarterly basis. We will pay a first interim cash dividend for 2013 of 1.0p per share on 7 June 2013

Outlook

—
The good start to the year has continued into the second quarter across our businesses. Although the macroeconomic environment remains unpredictable, as part of the Transform programme, we continue to focus on costs, returns and capital to drive sustainable performance improvements

Results by Business

UK Retail and Business Banking	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m	% Change
Adjusted basis
Total income net of insurance claims	1,067	1,066	-
Credit impairment charges and other provisions	(89)	(76)	17
Net operating income	978	990	(1)
Operating expenses	(704)	(757)	(7)
Other net income/(expense)	25	(1)
Adjusted profit before tax	299	232	29

Adjusting items
Provision for PPI redress	-	(300)
Statutory profit/(loss) before tax	299	(68)

Performance Measures
Adjusted return on average equity	11.3%	9.6%
Adjusted return on average risk weighted assets	2.2%	2.0%
Adjusted cost: income ratio	66%	71%
Return on average equity	11.3%	(3.5%)
Return on average risk weighted assets	2.2%	(0.6%)
Cost: income ratio	66%	99%
Loan loss rate (bps)	27	25

	As at 31.03.13	As at 31.12.12
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	134.3	128.2
Customer deposits	130.8	116.0
Risk weighted assets	42.6	39.1

•	On 5 March 2013, Barclays acquired ING Direct UK. This part of the business will be known as Barclays Direct

2013 compared to 2012

•
Income was flat at £1,067m reflecting additional income from Barclays Direct and good mortgage growth offset by reduced contribution from structural hedges.  Other net income of £25m relates to a gain on acquisition of ING Direct UK

•	Credit impairment charges increased £13m to £89m due to increased impairment in unsecured lending

-	Loan loss rate was stable at 27bps (Q1 12: 25bps)

-	90 day arrears rates improved 16bps on UK Personal Loans to 1.4% and increased 4bps on UK mortgages to 0.3%

•	Adjusted operating expenses decreased 7% to £704m driven in part by reduced Financial Services Compensation Scheme costs

•	Adjusted profit before tax improved 29% to £299m, while statutory profit before tax improved by £367m to £299m principally due to the non-recurrence of the Q1 12 provision for PPI redress of £300m

•	Adjusted return on average equity improved to 11.3% (Q1 12: 9.6%). Statutory return on average equity increased to 11.3% (Q1 12: negative 3.5%)

Q1 13 compared to Q4 12

—
Adjusted profit before tax improved 9% to £299m principally due to the acquisition of ING Direct UK, offset partially by higher impairment. Statutory profit before tax improved by £354m to £299m reflecting the non-recurrence of the Q4 12 provision for PPI redress of £330m

—
Loans and advances to customers increased 5% to £134.3bn with customer deposits growing 13% to £130.8bn, both reflecting the ING Direct UK acquisition which added £11.4bn customer deposits and £5.3bn mortgage balances

—	Risk weighted assets increased 9% to £42.6bn primarily reflecting the ING Direct UK acquisition and other mortgage asset growth

Results by Business

Europe Retail and Business Banking	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	176	188	(6)
Credit impairment charges and other provisions	(70)	(54)	30
Net operating income	106	134	(21)
Operating expenses excluding costs to achieve Transform	(215)	(209)	3
Costs to achieve Transform	(356)	-
Operating expenses	(571)	(209)
Other net income	3	3
Adjusted and statutory loss before tax	(462)	(72)

Performance Measures
Return on average equity	(67.1%)	(10.7%)
Return on average risk weighted assets	(8.6%)	(1.4%)
Cost: income ratio	324%	111%
Loan loss rate (bps)	70	51

	As at 31.03.13	As at 31.12.12
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	40.0	39.2
Customer deposits	17.6	17.6
Risk weighted assets	16.4	15.8

2013 compared to 2012

—
Income declined by 6% to £176m driven by lower net interest income and lower fees and commissions, as a result of reduced mortgage volumes and lower sales of investment products partially offset by foreign currency movements. The customer net interest margin remained stable at 44bps (Q1 12: 44bps)

—	Credit impairment charges increased by £16m to £70m as a result of increased recovery balances and deterioration in loss given default within the Spanish and Portuguese home loan portfolios

—	Operating expenses increased £362m to £571m largely reflecting costs to achieve Transform of £356m related to restructuring costs to significantly downsize the distribution network

—	Loss before tax increased to £462m (Q1 12: £72m) principally due to cost to achieve Transform

Q1 13 compared to Q4 12

—	Loss before tax increased to £462m (Q4 12: £114m) largely as a result of costs to achieve Transform of £356m

—	Income increased 9% to £176m driven by higher income from sales of investment products

—	Risk weighted assets increased 4% to £16.4bn primarily driven by foreign currency movements

Results by Business

Africa Retail and Business Banking	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	668	764	(13)
Credit impairment charges and other provisions	(114)	(106)	8
Net operating income	554	658	(16)
Operating expenses	(474)	(528)	(10)
Other net income	1	2
Adjusted and statutory profit before tax	81	132	(39)

Performance Measures
Return on average equity	1.6%	4.6%
Return on average risk weighted assets	0.9%	1.4%
Cost: income ratio	71%	69%
Loan loss rate (bps)	148	122

	As at 31.03.13	As at 31.12.12
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	29.7	29.9
Customer deposits	19.3	19.5
Risk weighted assets	24.9	24.5

2013 compared to 2012

•
Income declined 13% to £668m largely driven by foreign currency movements relating to the depreciation of major African currencies against Sterling. Excluding the impact of foreign currency movements income remained under pressure with lower transaction volumes.

•
The economic environment in South Africa remained challenging for consumers and credit impairment charges increased £8m to £114m principally reflecting higher loss given default rates and higher charge-offs in the South African home loans recovery book

•	Operating expenses decreased 10% to £474m largely due to foreign currency movements with costs in local currency broadly in line with Q1 12

•	Profit before tax decreased 39% to £81m. Excluding the impact of foreign currency movements, profit before tax decreased 24%. Return on average equity declined to 1.6% (Q1 12: 4.6%)

Q1 13 compared to Q4 12

•	Profit before tax decreased 23% to £81m due to a seasonal reduction in transaction volumes, partially offset by lower impairments in the commercial property portfolio in South Africa

•	Both loans and advances to customers and customer deposits decreased by 1% to £29.7bn and £19.3bn respectively, driven by foreign currency movements

•	Risk weighted assets remained broadly stable at £24.9bn

Results by Business

Barclaycard	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	1,153	1,033	12
Credit impairment charges and other provisions	(303)	(250)	21
Net operating income	850	783	9
Operating expenses	(496)	(445)	11
Other net income	9	9
Adjusted and statutory profit before tax	363	347	5

Performance Measures
Return on average equity	17.9%	17.8%
Return on average risk weighted assets	2.8%	2.8%
Cost: income ratio	43%	43%
Loan loss rate (bps)	340	309

	As at 31.03.13	As at 31.12.12
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	34.1	33.8
Customer deposits	3.8	2.8
Risk weighted assets	39.0	37.8

2013 compared to 2012

•	Income increased 12% to £1,153m reflecting continued growth across the business predominantly in the UK and US, contributions from Q1 12 acquisitions and stable customer asset margins

•	Credit impairment charges increased 21% to £303m driven by higher volumes, including the impact of portfolio acquisitions, and non-recurrence of provision releases in Q1 12

-	Impairment loan loss rates in consumer credit cards are trending at low levels in the UK and US

•	Operating expenses increased 11% to £496m due to business growth and the impact of portfolio acquisitions

•	Profit before tax improved 5% to £363m. Return on average equity improved to 17.9% (Q1 12: 17.8%)

Q1 13 compared to Q4 12

•
Adjusted profit before tax improved 8% to £363m due to business growth and non-recurring costs in relation to provisions for certain insurance products in Q4 12, partially offset by an increase in impairment due to contribution from acquisitions and foreign exchange movements.  Statutory profit before tax improved by £298m reflecting the non-recurrence of the Q4 12 provision for PPI redress of £270m

•
Loans and advances to customers remained stable at £34.1bn (2012: £33.8bn) reflecting business growth and foreign currency movements which were offset by seasonal pay-downs.  Customer deposits increased to £3.8bn (2012: £2.8bn) driven by business funding initiatives in the US

•	Risk weighted assets increased 3% to £39.0bn primarily driven by foreign currency movements and asset growth

Results by Business

Investment Bank	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Fixed Income, Currency and Commodities	2,190	2,319	(6)
Equities and Prime Services	706	591	19
Investment Banking	558	515	8
Principal Investments	9	11	(18)
Total income	3,463	3,436	1
Credit impairment charges and other provisions	14	(81)
Net operating income	3,477	3,355	4
Operating expenses excluding costs to achieve Transform	(2,054)	(2,195)	(6)
Costs to achieve Transform	(116)	-
Operating expenses	(2,170)	(2,195)	(1)
Other net income	8	22
Adjusted and statutory profit before tax	1,315	1,182	11

Performance Measures
Return on average equity	16.3%	13.8%
Return on average risk weighted assets	1.9%	1.7%
Cost: income ratio	63%	64%
Cost: net operating income ratio	62%	65%
Compensation: income ratio	41%	43%
Loan loss rate (bps)	(5)	17

	As at 31.03.13	As at 31.12.12
Balance Sheet Information	£bn	£bn
Loans and advances to banks and customers at amortised cost	170.3	143.5
Customer deposits	104.2	75.9
Assets contributing to adjusted gross leverage	637.6	567.0
Risk weighted assets	181.9	177.9

2013 compared to 2012

—	Total Income of £3,463m was up 1%, reflecting an improvement in Equities and Prime Services, and Investment Banking, offset by a decline in Fixed Income, Currency and Commodities (FICC)

-
FICC income declined 6% to £2,190m, reflecting lower contributions from Rates, Commodities and Emerging Markets due to a strong Q1 12 where markets were supported by the European Long-Term Refinancing Operation. There were improvements in Credit and Securitised Products which benefitted from increased volumes and tightening of spreads on positive economic news at the start of the year

-
Equities and Prime Services income increased 19% to £706m across US, Asia and European businesses, reflecting an improvement in global equity markets driven by increased market confidence, strong inflows and market share gains. An increase in client activity in Prime Services further improved the results

-	Investment Banking income increased 8% to £558m, driven by higher income in equity underwriting reflecting increases in client activity and market share gains

—	Net credit impairment release of £14m (Q1 12: £81m charge), including a release of £40m across a number of counterparties was offset by charges of £26m driven by a number of single name exposures

—
Operating expenses decreased 1% to £2,170m, which included £88m relating to improving infrastructure to meet the requirements of Basel 3 and other regulatory reporting change projects and deliver cost efficiencies.  Q1 13 included £116m of costs to achieve Transform related to restructuring costs. Q1 12 included a £115m charge relating to the setting of inter-bank offered rates

—	Cost to net operating income ratio improved 3% to 62%. The compensation to income ratio improved to 41% (Q1 12: 43%)

—	Profit before tax increased 11% to £1,315m. Return on average equity improved to 16.3% (Q1 12: 13.8%)

Results by Business

Q1 13 compared to Q4 12

•	Income of £3,463m was up 34% on Q4 12 reflecting an increase in FICC income and Equities and Prime Services income, partially offset by a reduction in Investment Banking

-	FICC income increased 47% to £2,190m, reflecting seasonally higher contributions from most business areas due to increased volumes and a rally in credit markets

-
Equities and Prime Services income increased 56% to £706m, reflecting improved performance in cash equities and equity derivatives and continued strong performance in Prime Services driven by increased client activity

-
Investment Banking income decreased 10% to £558m, reflecting the lower number of completed advisory deals in Q1 13 compared to Q4 12.  The decrease in advisory was partially offset by higher income in equity underwriting

•	Operating expenses increased 17% to £2,170m, reflecting £116m costs to achieve Transform and a higher performance cost accrual driven by income growth

•	Profit before tax increased 73% to £1,315m

•
Assets contributing to adjusted gross leverage increased 12% to £637.6bn reflecting increases in reverse repurchase agreements and trading portfolio assets, partially offset by a decrease in cash and balances at central banks

•	Risk weighted assets increased 2% to £181.9bn primarily driven by foreign currency movements offset by a reduction in trading book sovereign exposures

Results by Business

Corporate Banking	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m	% Change
Adjusted basis
Total income net of insurance claims	772	849	(9)
Credit impairment charges and other provisions	(130)	(208)	(38)
Net operating income	642	641	-
Operating expenses excluding costs to achieve Transform	(422)	(437)	(3)
Costs to achieve Transform	(37)	-
Operating expenses	(459)	(437)	5
Other net expense	-	(1)
Adjusted and statutory profit before tax	183	203	(10)

Adjusted profit/(loss) before tax by geographic segment
UK	269	250	8
Europe	(114)	(79)	44
Rest of the World	28	32	(13)
Total	183	203	(10)

Performance Measures
Return on average equity	6.1%	6.6%
Return on average risk weighted assets	0.8%	0.8%
Cost: income ratio	59%	51%
Loan loss rate (bps)	74	117

	31.03.13	31.12.12
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	64.8	64.3
Loans and advances to customers at fair value	17.4	17.6
Customer deposits	103.3	99.6
Risk weighted assets	72.7	70.9

2013 compared to 2012

—
Total income decreased 9% to £772m reflecting a reduction in gains on fair value items to £31m (Q1 12: £78m), increased funding costs, non-recurring income from exited businesses and reduction in legacy portfolios in Europe, partially offset by an increase in UK product income

—	Credit impairment charges reduced 38% to £130m. Loan loss rate improved to 74bps (Q1 12: 117bps)

-	UK impairment reduced by £54m to £30m, partly reflecting increased recoveries in 2013

-	Europe impairment charges reduced by £26m to £98m with ongoing action to reduce exposure to the property and construction sector in Spain

—	Operating expenses increased 5% to £459m, reflecting costs to achieve Transform of £37m related to restructuring costs in Europe, partially offset by the benefits of prior year restructuring

Results by Business

—	Profit before tax decreased 10% to £183m. Return on average equity declined to 6.1% (Q1 12: 6.6%)

-	UK profit before tax improved 8% to £269m driven by increased product income, lower impairment and operating expenses, partially offset by lower gains on fair value items

-
Europe loss before tax increased 44% to £114m principally due to costs to achieve Transform and lower income reflecting the impact of exited business lines, partially offset by improved credit impairment charges of £98m (Q1 12: £124m) largely driven by reduced exposure to the property and construction sector in Spain

-	Rest of the World profit before tax decreased by 13% to £28m, reflecting lower income due to exited businesses partially offset by improved operating expenses as a result of prior year restructuring

Q1 13 compared to Q4 12

—
Adjusted profit before tax tripled to £183m, reflecting reduced impairment charges in the UK and Europe and gains on fair value items of £31m (Q4 12: £10m). Statutory profit before tax improved by £522m reflecting the non-recurrence of the Q4 12 provision for interest rate hedging products redress of £400m

—	Customer deposits increased 4% to £103.3bn primarily within the UK. Loans and advances to customers remained stable at £64.8bn

Results by Business

Wealth and Investment Management	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	469	452	4
Credit impairment charges and other provisions	(14)	(7)	100
Net operating income	455	445	2
Operating expenses	(400)	(395)	1
Other net income	5	-
Adjusted and statutory profit before tax	60	50	20

Performance Measures
Return on average equity	7.9%	7.0%
Return on average risk weighted assets	1.1%	1.1%
Cost: income ratio	85%	87%
Loan loss rate (bps)	25	16

	As at 31.03.13	As at 31.12.12
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	22.2	21.2
Customer deposits	58.3	53.8
Risk weighted assets	17.1	16.1
Total client assets	200.2	186.0

2013 compared to 2012

—
Income increased by 4% to £469m driven by the High Net Worth businesses. Net Interest income increased driven by growth in deposit and lending balances primarily in the High Net Worth businesses.  Net fee and commission income remained broadly in line

—	Operating expenses of £400m were broadly flat against Q1 12 as ongoing costs of the strategic investment programme were offset by cost control initiatives

—	Profit before tax increased 20% to £60m. Return on average equity increased to 7.9% (Q1 12: 7.0%)

Q1 13 compared to Q4 12

—	Profit before tax decreased 43% to £60m primarily due to increased funding costs and costs of the ongoing strategic investment programme

—	Loans and advances to customers increased 5% to £22.2bn and customer deposits increased 8% to £58.3bn primarily driven by growth in the High Net Worth businesses

—	Client assets increased to £200.2bn (2012: £186.0bn) driven by net new assets in the High Net Worth businesses and favourable market movements

Results by Business

Head Office and Other Operations	Three Months Ended	Three Months Ended
	31.03.13	31.03.12
Income Statement Information	£m	£m
Adjusted basis
Total (expense)/income net of insurance claims	(34)	317
Credit impairment charges and other provisions	-	(2)
Net operating income	(34)	315
Operating expenses excluding costs to achieve Transform	(17)	1
Costs to achieve Transform	(5)	-
Operating expenses	(22)	1
Other net income	3	5
Adjusted (loss)/profit before tax	(53)	321

Adjusting items
Own credit	(251)	(2,620)
Statutory loss before tax	(304)	(2,299)

	As at 31.03.13	As at 31.12.12
Balance Sheet Information	£bn	£bn
Risk weighted assets	3.2	5.3

2013 compared to 2012

—	Adjusted income loss of £34m (Q1 12: income of £317m) deteriorated principally due to the non-recurrence of gains related to hedges of employee share awards in Q1 12 of £235m

—	Operating expenses of £22m (Q1 12: gain of £1m) increased by £23m, including costs related to the Salz review and costs to achieve Transform

—	Adjusted loss before tax of £53m (Q1 12: profit of £321m). Statutory loss before tax of £304m (Q1 12: £2,299m) included an own credit charge of £251m (Q1 12: £2,620m)

Q1 13 compared to Q4 12

—	Adjusted expense of £34m reduced from £53m in Q4 12

—
Operating expenses decreased by £55m to £22m mainly due the non-recurrence of costs relating to the Transform strategic review and the bank levy, and a reduction in costs arising from litigation and regulatory investigations

—	Adjusted loss before tax improved to £53m (Q4 12: £132m). Statutory loss before tax of £304m (Q4 12: £692m) included an own credit charge of £251m (Q4 12: £560m)

Appendix I – Quarterly Results Summary

	Q113	Q412	Q312	Q212	Q112	Q411	Q311	Q211
UK Retail and Business Banking	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	1,067	1,077	1,123	1,118	1,066	1,129	1,244	1,168
Credit impairment charges and other provisions	(89)	(71)	(76)	(46)	(76)	(156)	(105)	(131)
Net operating income	978	1,006	1,047	1,072	990	973	1,139	1,037
Operating expenses excluding bank levy	(704)	(718)	(689)	(713)	(757)	(790)	(711)	(658)
UK bank levy	-	(17)	-	-	-	(22)	-	-
Operating expenses	(704)	(735)	(689)	(713)	(757)	(812)	(711)	(658)
Other net income/(expense)	25	4	-	1	(1)	1	1	(1)
Adjusted profit before tax	299	275	358	360	232	162	429	378

Adjusting items
Provision for PPI redress	-	(330)	(550)	-	(300)	-	-	(400)
Statutory profit/(loss) before tax	299	(55)	(192)	360	(68)	162	429	(22)

Europe Retail and Business Banking
Adjusted and statutory basis
Total income net of insurance claims	176	161	168	191	188	198	309	254
Credit impairment charges and other provisions	(70)	(74)	(58)	(71)	(54)	(65)	(46)	(40)
Net operating income	106	87	110	120	134	133	263	214
Operating expenses excluding bank levy and costs to achieve Transform	(215)	(185)	(193)	(200)	(209)	(290)	(244)	(327)
UK bank levy	-	(20)	-	-	-	(21)	-	-
Costs to achieve Transform	(356)	-	-	-	-	-	-	-
Operating expenses	(571)	(205)	(193)	(200)	(209)	(311)	(244)	(327)
Other net income	3	4	2	4	3	2	2	4
Adjusted (loss)/profit before tax	(462)	(114)	(81)	(76)	(72)	(176)	21	(109)

Adjusting items
Goodwill impairment	-	-	-	-	-	(427)	-	-
Statutory (loss)/profit before tax	(462)	(114)	(81)	(76)	(72)	(603)	21	(109)

Africa Retail and Business Banking
Adjusted and statutory basis
Total income net of insurance claims	668	721	714	729	764	806	883	858
Credit impairment charges and other provisions	(114)	(142)	(176)	(208)	(106)	(86)	(108)	(125)
Net operating income	554	579	538	521	658	720	775	733
Operating expenses excluding bank levy	(474)	(455)	(506)	(471)	(528)	(468)	(584)	(556)
UK bank levy	-	(24)	-	-	-	(23)	-	-
Operating expenses	(474)	(479)	(506)	(471)	(528)	(491)	(584)	(556)
Other net income	1	5	2	1	2	2	-	1
Adjusted profit before tax	81	105	34	51	132	231	191	178

Adjusting items
Gains on acquisitions and disposals	-	-	-	-	-	-	2	-
Statutory profit before tax	81	105	34	51	132	231	193	178

Appendix I – Quarterly Results Summary

	Q113	Q412	Q312	Q212	Q112	Q411	Q311	Q211
Barclaycard	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	1,153	1,140	1,092	1,079	1,033	1,037	1,177	1,072
Credit impairment charges and other provisions	(303)	(286)	(271)	(242)	(250)	(287)	(356)	(351)
Net operating income	850	854	821	837	783	750	821	721
Operating expenses excluding bank levy	(496)	(508)	(432)	(441)	(445)	(478)	(462)	(455)
UK bank levy	-	(16)	-	-	-	(16)	-	-
Operating expenses	(496)	(524)	(432)	(441)	(445)	(494)	(462)	(455)
Other net income	9	5	7	8	9	5	8	7
Adjusted profit before tax	363	335	396	404	347	261	367	273

Adjusting items
Provision for PPI redress	-	(270)	(150)	-	-	-	-	(600)
Goodwill impairment	-	-	-	-	-	-	-	(47)
Statutory profit/(loss) before tax	363	65	246	404	347	261	367	(374)

Investment Bank
Adjusted and statutory basis
Fixed Income, Currency and Commodities	2,190	1,494	1,675	1,761	2,319	933	1,299	1,623
Equities and Prime Services	706	454	523	615	591	300	346	615
Investment Banking	558	620	493	509	515	518	402	533
Principal Investments	9	26	30	139	11	36	89	99
Total income	3,463	2,594	2,721	3,024	3,436	1,787	2,136	2,870
Credit impairment charges and other provisions	14	1	(3)	(121)	(81)	(89)	(114)	79
Net operating income	3,477	2,595	2,718	2,903	3,355	1,698	2,022	2,949
Operating expenses excluding bank levy and costs to achieve Transform	(2,054)	(1,644)	(1,737)	(1,849)	(2,195)	(1,527)	(1,818)	(2,068)
UK bank levy	-	(206)	-	-	-	(199)	-	-
Costs to achieve Transform	(116)	-	-	-	-	-	-	-
Operating expenses	(2,170)	(1,850)	(1,737)	(1,849)	(2,195)	(1,726)	(1,818)	(2,068)
Other net income/(expense)	8	15	7	6	22	(4)	6	7
Adjusted and statutory profit/(loss) before tax	1,315	760	988	1,060	1,182	(32)	210	888

Corporate Banking
Adjusted basis
Total income net of insurance claims	772	746	717	734	849	753	902	866
Credit impairment charges and other provisions	(130)	(240)	(214)	(223)	(208)	(252)	(284)	(328)
Net operating income	642	506	503	511	641	501	618	538
Operating expenses excluding UK bank levy and costs to achieve Transform	(422)	(412)	(421)	(402)	(437)	(469)	(480)	(503)
UK bank levy	-	(39)	-	-	-	(43)	-	-
Costs to achieve Transform	(37)	-	-	-	-	-	-	-
Operating expenses	(459)	(451)	(421)	(402)	(437)	(512)	(480)	(503)
Other net income/(expense)	-	6	6	(1)	(1)	1	2	2
Adjusted profit/(loss) before tax	183	61	88	108	203	(10)	140	37

Adjusting items
Goodwill impairment	-	-	-	-	-	(123)	-	-
Provision for interest rate hedging products redress	-	(400)	-	(450)	-	-	-	-
Losses on disposal	-	-	-	-	-	(9)	-	(64)
Statutory profit/(loss) before tax	183	(339)	88	(342)	203	(142)	140	(27)

Appendix I – Quarterly Results Summary

	Q113	Q412	Q312	Q212	Q112	Q411	Q311	Q211
Wealth and Investment Management	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted and statutory basis
Total income net of insurance claims	469	483	443	442	452	453	462	429
Credit impairment charges and other provisions	(14)	(13)	(6)	(12)	(7)	(10)	(12)	(9)
Net operating income	455	470	437	430	445	443	450	420
Operating expenses excluding bank levy	(400)	(361)	(369)	(380)	(395)	(398)	(380)	(386)
UK bank levy	-	(4)	-	-	-	(1)	-	-
Operating expenses	(400)	(365)	(369)	(380)	(395)	(399)	(380)	(386)
Other net income/(expense)	5	-	2	(1)	-	(1)	-	-
Adjusted and statutory profit before tax	60	105	70	49	50	43	70	34

Head Office and Other Operations
Adjusted basis
Total (expense)/income net of insurance claims	(34)	(53)	22	70	317	49	(112)	33
Credit impairment charges and other provisions	-	1	-	(3)	(2)	(1)	1	(3)
Net operating (expense)/income	(34)	(52)	22	67	315	48	(111)	30
Operating expenses excluding bank levy and costs to achieve Transform	(17)	(59)	(7)	(101)	1	(26)	(7)	(13)
UK bank levy	-	(18)	-	-	-	-	-	-
Costs to achieve Transform	(5)	-	-	-	-	-	-	-
Operating expenses	(22)	(77)	(7)	(101)	1	(26)	(7)	(13)
Other net income/(expense)	3	(3)	(3)	22	5	-	-	(2)
Adjusted (loss)/profit before tax	(53)	(132)	12	(12)	321	22	(118)	15

Adjusting items
Own Credit	(251)	(560)	(1,074)	(325)	(2,620)	(263)	2,882	440
Gain/(loss) on disposal and impairment of BlackRock investment	-	-	-	227	-	-	(1,800)	(58)
Gains on debt buy-backs	-	-	-	-	-	1,130	-	-
(Losses)/gains on acquisitions and disposals	-	-	-	-	-	(23)	1	(3)
Statutory (loss)/profit before tax	(304)	(692)	(1,062)	(110)	(2,299)	866	965	394

Appendix II – Performance Management

Returns on Equity by Business

Returns on average equity and average tangible equity are calculated using profit after tax and non-controlling interests for the period, divided by average allocated equity or tangible equity as appropriate. Average allocated equity has been calculated as 10.5% of average risk weighted assets for each business, adjusted for capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The higher capital level currently held, reflecting the Core Tier 1 capital ratio of 11.0% as at 31 March 2013, is allocated to Head Office and Other Operations. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets.

Adjusted	Statutory
	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	31.03.13	31.03.12	31.03.13	31.03.12
Return on Average Equity	%	%	%	%
UK RBB	11.3	9.6	11.3	(3.5)
Europe RBB	(67.1)	(10.7)	(67.1)	(10.7)
Africa RBB	1.6	4.6	1.6	4.6
Barclaycard	17.9	17.8	17.9	17.8
Investment Bank	16.3	13.8	16.3	13.8
Corporate Banking	6.1	6.6	6.1	6.6
Wealth and Investment Management	7.9	7.0	7.9	7.0
Group excluding Head Office and Other Operations	9.1	10.5	9.1	8.6
Head Office and Other Operations impact	(1.5)	1.9	(2.6)	(13.1)
Total	7.6	12.4	6.5	(4.5)

Adjusted	Statutory
	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	31.03.13	31.03.12	31.03.13	31.03.12
Return on Average Tangible Equity	%	%	%	%
UK RBB	20.1	18.3	20.1	(6.7)
Europe RBB	(73.4)	(11.7)	(73.4)	(11.7)
Africa RBB1	7.6	11.8	7.6	11.8
Barclaycard	24.1	24.0	24.1	24.0
Investment Bank	16.9	14.3	16.9	14.3
Corporate Banking	6.4	6.9	6.4	6.9
Wealth and Investment Management	10.5	9.7	10.5	9.7
Group excluding Head Office and Other Operations	10.9	12.6	10.9	10.4
Head Office and Other Operations impact	(1.9)	2.0	(3.3)	(15.7)
Total	9.0	14.6	7.6	(5.3)

1	The return on average tangible equity for Africa RBB has been calculated including amounts relating to Absa Group’s non-controlling interests.

Appendix II – Performance Management

Adjusted	Statutory
	Three months ended	Three months ended	Three months ended	Three months ended
	31.03.13	31.03.12	31.03.13	31.03.12
Profit attributable to equity holders of the parent	£m	£m	£m	£m
UK RBB	218	165	218	(61)
Europe RBB	(363)	(60)	(363)	(60)
Africa RBB	9	33	9	33
Barclaycard	242	220	242	220
Investment Bank	823	747	823	747
Corporate Banking	120	133	120	133
Wealth and Investment Management	45	33	45	33
Head Office and Other Operations	(84)	337	(255)	(1,643)
Total	1,010	1,608	839	(598)

Average Equity	Average Tangible Equity
	Three months ended	Three months ended	Three months ended	Three months ended
	31.03.13	31.03.12	31.03.13	31.03.12
	£m	£m	£m	£m
UK RBB	7,705	6,890	4,337	3,625
Europe RBB	2,165	2,220	1,977	2,037
Africa RBB	2,270	2,866	938	1,370
Barclaycard	5,408	4,945	4,022	3,673
Investment Bank	20,166	21,640	19,469	20,910
Corporate Banking	7,868	8,093	7,497	7,708
Wealth and Investment Management	2,283	1,894	1,722	1,361
Head Office and Other Operations1	4,044	4,694	4,027	4,694
Total2	51,909	53,242	43,989	45,378

Three months ended 31.03.13
Additional adjusted performance measures by business excluding costs to achieve Transform	Costs to achieve Transform £m	Profit before tax £m	Return on average equity %	Cost: income ratio %
UK RBB	-	299	11.3	66
Europe RBB	(356)	(106)	(16.0)	122
Africa RBB	-	81	1.6	71
Barclaycard	-	363	17.9	43
Investment Bank	(116)	1,431	17.9	59
Corporate Banking	(37)	220	7.5	55
Wealth and Investment Management	-	60	7.9	85
Head Office and Other Operations	(5)	(48)	(1.7)	n/a
Group excluding costs to achieve Transform	(514)	2,300	10.6	62

1	Includes risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average shareholders’ equity and tangible equity.
2	Group average shareholders’ equity and average shareholders’ tangible equity excludes the cumulative impact of own credit on retained earnings for the calculation of adjusted performance measures.

Appendix II – Performance Management

Margins and Balances

Analysis of Net Interest Margin
	RBB - UK margin	RBB - Europe margin	RBB - Africa margin	Barclay- card margin	Corporate Banking margin	Wealth and Investment Management margin	Total RBB, Barclaycard, Corporate and Wealth margin	RBB, Barclaycard, Corporate and Wealth interest income
Three Months Ended 31.03.13%		%	%	%	%	%	%	£m
Customer asset margin/ interest income	1.10	0.45	2.92	9.49	1.32	0.85	2.14	1,723
Customer liability margin/ interest income	0.96	0.42	2.73	(0.35)	0.97	1.02	1.05	786

Customer generated margin/ interest income	1.03	0.44	2.85	8.77	1.12	0.97	1.62	2,509
Non-customer generated margin/ interest income	0.25	0.37	0.18	(0.28)	0.11	0.14	0.17	266

Net interest margin/ income	1.28	0.81	3.03	8.49	1.23	1.11	1.79	2,775

Average customer assets (£m)	130,546	40,494	30,451	35,887	66,741	22,221	326,340	n/a
Average customer liabilities (£m)	118,721	14,307	18,925	2,822	93,423	55,642	303,840	n/a

Three Months Ended 31.03.121
Customer asset margin/ interest income	0.99	0.41	3.10	9.53	1.25	0.63	2.04	1,632
Customer liability margin/ interest income	0.97	0.53	2.79	-	1.27	1.08	1.19	817

Customer generated margin/ interest income	0.98	0.44	2.98	9.53	1.26	0.95	1.65	2,449
Non-customer generated margin/ interest income	0.36	0.36	0.09	(0.79)	0.04	0.30	0.18	272

Net interest margin/ income	1.34	0.80	3.07	8.74	1.30	1.25	1.83	2,721

Average customer assets (£m)	121,898	41,956	33,212	32,844	73,008	18,914	321,832	n/a
Average customer liabilities (£m)	109,879	15,730	20,238	-	83,515	47,287	276,649	n/a

—
Net interest income for the Retail Banking businesses, Barclaycard, Corporate Banking and Wealth and Investment Management businesses remained stable at £2,775m (Q1 12: £2,721m), reflecting business growth in Barclaycard, UK RBB and Wealth and Investment Management. This was partially offset by foreign exchange movements and lower volumes in Africa RBB and the withdrawal from certain business lines in Europe RBB and Corporate Banking

—
The Retail Banking businesses, Barclaycard, Corporate Banking and Wealth and Investment Management net interest margin reduced 4bps to 179bps, reflecting reductions in contribution from customer liabilities and structural hedges. Customer generated margin remained stable at 162bps (Q1 12: 165bps) with an increase in customer asset margin to 2.14% (Q1 12: 2.04%)

—
Group net interest income including contributions for the Investment Bank and Head Office and Other Operations was £2,877m (Q1 12: £2,868m). The total contribution from Group product and equity structural hedges reduced £46m to £391m

1	The comparatives have been restated to reflect the reallocation of elements of the Head Office results to businesses and portfolio restatements between businesses.

Appendix III – Balance Sheet and Capital

Consolidated Summary Balance Sheet
	As at	As at
	31.03.13	31.12.121
Assets	£m	£m
Cash, balances at central banks and items in the course of collection	72,463	87,664
Trading portfolio assets	168,290	146,352
Financial assets designated at fair value	48,802	46,629
Derivative financial instruments	460,500	469,156
Available for sale investments	85,390	75,109
Loans and advances to banks	43,893	40,462
Loans and advances to customers	457,283	423,906
Reverse repurchase agreements and other similar secured lending	234,879	176,522
Other assets	24,622	22,535
Total assets	1,596,122	1,488,335

Liabilities
Deposits and items in the course of collection due to banks	83,731	78,599
Customer accounts	437,548	385,411
Repurchase agreements and other similar secured borrowing	260,466	217,178
Trading portfolio liabilities	61,412	44,794
Financial liabilities designated at fair value	80,044	78,561
Derivative financial instruments	453,955	462,721
Debt securities in issue	112,207	119,525
Subordinated liabilities	24,557	24,018
Other liabilities	20,771	17,542
Total liabilities	1,534,691	1,428,349

Shareholders' Equity
Called up share capital and share premium	13,977	12,477
Other reserves	1,772	1,253
Retained earnings	36,391	36,885
Shareholders' equity excluding non-controlling interests	52,140	50,615
Non-controlling interests	9,291	9,371
Total shareholders' equity	61,431	59,986

Total liabilities and shareholders' equity	1,596,122	1,488,335

1	The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011).

Appendix III – Balance Sheet and Capital

Key Capital Ratios	As at	As at
	31.03.13	31.12.121
Core Tier 1	11.0%	10.8%
Tier 1	13.3%	13.2%
Total capital	17.2%	17.0%

Capital Resources	£m	£m
Shareholders' equity (excluding non-controlling interests) per balance sheet	52,140	50,615
Own credit cumulative loss2	1,034	804
Unrealised gains on available for sale debt securities2	(475)	(417)
Unrealised gains on available for sale equity (recognised as tier 2 capital)2	(136)	(110)
Cash flow hedging reserve2	(1,963)	(2,099)

Non-controlling interests per balance sheet	9,291	9,371
- Less: Other Tier 1 capital - preference shares	(6,197)	(6,203)
- Less: Non-controlling Tier 2 capital	(583)	(547)
Other regulatory adjustments to non-controlling interests	(141)	(171)

Other regulatory adjustments and deductions:
Defined benefit pension adjustment2	496	49
Goodwill and intangible assets2	(7,623)	(7,622)
50% excess of expected losses over impairment2	(798)	(648)
50% of securitisation positions	(897)	(997)
Other regulatory adjustments	(372)	(303)
Core Tier 1 capital	43,776	41,722

Other Tier 1 capital:
Preference shares	6,197	6,203
Tier 1 notes3	535	509
Reserve Capital Instruments	2,914	2,866

Regulatory adjustments and deductions:
50% of material holdings	(481)	(241)
50% of the tax on excess of expected losses over impairment	24	176
Total Tier 1 capital	52,965	51,235

Tier 2 capital:
Undated subordinated liabilities	1,638	1,625
Dated subordinated liabilities	14,409	14,066
Non-controlling Tier 2 capital	583	547
Reserves arising on revaluation of property2	24	39
Unrealised gains on available for sale equity2	139	110
Collectively assessed impairment allowances	1,980	2,002

Tier 2 deductions:
50% of material holdings	(481)	(241)
50% excess of expected losses over impairment (gross of tax)	(822)	(824)
50% of securitisation positions	(897)	(997)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(1,168)	(1,139)
Other deductions from total capital	(102)	(550)
Total regulatory capital	68,268	65,873

1	The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011).
2	The capital impacts of these items are net of tax.
3	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Appendix III – Balance Sheet and Capital

•
The Core Tier 1 ratio increased to 11.0% (2012: 10.8%) reflecting an increase in Core Tier 1 capital to £43.8bn (2012: £41.7bn), partially offset by a 3% increase in risk weighted assets to £397.9bn (2012: £387.4bn)

•
Barclays generated £0.6bn Core Tier 1 capital from earnings, which excludes movements in own credit, after absorbing the impact of dividends paid.  Other material movements in Core Tier 1 capital include:

-	£1.1bn increase due to foreign currency movements, primarily due to appreciation of Euro and US Dollar against Sterling, which was broadly offset by foreign currency movements in risk weighted assets

-	£0.8bn increase in share capital and share premium due to warrants exercised

-	£0.3bn net decrease in reserves due to share purchases to settle share awards

Risk Weighted Assets by Business	As at 31.03.13	As at 31.12.121
	£m	£m
UK RBB	42,613	39,088
Europe RBB	16,358	15,795
Africa RBB	24,929	24,532
Barclaycard	39,021	37,836
Investment Bank	181,922	177,884
Corporate Banking	72,731	70,858
Wealth and Investment Management	17,092	16,054
Head Office and Other Operations	3,188	5,326
Total	397,854	387,373

Movement in Risk Weighted Assets	Risk Weighted Assets
£bn
As at 1 January 2013	387.4
Foreign exchange	8.5
Methodology and model changes	2.3
Business activity	-
Change in risk parameters	(0.3)
As at 31 March 2013	397.9

•	Risk weighted assets increased 3% to £397.9bn, principally reflecting:

-	Foreign exchange movements of £8.5bn primarily due to the appreciation of Euro and US Dollar against Sterling during the period

-	Methodology and model changes, primarily model recalibration resulting in a £2.3bn increase

-
Business activity being broadly flat, with the largest components being a £3.0bn decrease in the Investment Bank primarily relating to reductions in trading book sovereign exposures offset by a £2.5bn increase in UK RBB primarily driven by the ING Direct UK acquisition and other mortgage asset growth

-	These were offset by a £0.3bn decrease in risk parameters driven by improvements in underlying risk profiles and market conditions

1
The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements, IAS 19 Employee Benefits (revised 2011), the reallocation of elements of the Head Office results to businesses and portfolio restatements between businesses.

Appendix III – Balance Sheet and Capital

Balance Sheet Leverage
	As at	As at
	31.03.13	31.12.121
	£m	£m
Total assets2	1,596,122	1,488,335
Counterparty netting	(378,426)	(387,672)
Collateral on derivatives	(47,147)	(46,855)
Net settlement balances and cash collateral	(94,862)	(71,718)
Goodwill and intangible assets	(7,910)	(7,915)
Customer assets held under investment contracts3	(1,569)	(1,542)
Adjusted total tangible assets	1,066,208	972,633
Total qualifying Tier 1 capital	52,965	51,235
Adjusted gross leverage	20x	19x
Adjusted gross leverage (excluding liquidity pool)	17x	16x
Ratio of total assets to shareholders' equity	26x	25x
Ratio of total assets to shareholders' equity (excluding liquidity pool)	24x	22x

—	Barclays continues to manage its balance sheet within limits and targets for balance sheet usage

—	Adjusted gross leverage increased to 20x (2012: 19x) due to qualifying Tier 1 capital increasing by 3% to £53bn and adjusted total tangible assets increasing by 10% to £1,066bn

—
At month ends during Q1 13, the ratio moved in a range from 20x to 21x (full year 2012: 19x to 23x) primarily due to fluctuations in collateralised reverse repurchase lending and high quality trading portfolio assets

—
Adjusted total tangible assets include cash and balances at central banks of £69.3bn (2012: £86.2bn). Excluding these balances, the balance sheet leverage would be 19x (2012: 17x). Excluding the whole liquidity pool, leverage would be 17x (2012: 16x)

—
The ratio of total assets to total shareholders’ equity was 26x (2012: 25x) and during Q1 13 moved within a month end range of 26x to 27x (full year 2012: 25x to 28x), driven by fluctuations in collateralised reverse repurchase lending, high quality trading portfolio assets and settlement balances

1	The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011).
2	Includes Liquidity Pool of £141bn (2012: £150bn).
3	Comprising financial assets designated at fair value and associated cash balances.

Appendix IV – Credit Risk

Retail and Wholesale Loans and Advances to Customers and Banks
As at 31.03.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges1	Loan Loss Rate
	£m	£m	£m	£m	%	£m	bps
Total retail	240,061	4,687	235,374	8,621	3.6	561	95
Wholesale - customers	225,667	3,124	222,543	6,054	2.7	145	26
Wholesale - banks	43,294	35	43,259	54	0.1	(8)	(7)
Total wholesale	268,961	3,159	265,802	6,108	2.3	137	21

Loans and advances at amortised cost	509,022	7,846	501,176	14,729	2.9	698	56
Traded loans	2,523	n/a	2,523
Loans and advances designated at fair value	21,659	n/a	21,659
Loans and advances held at fair value	24,182	n/a	24,182

Total loans and advances	533,204	7,846	525,358

As at 31.12.122
Total retail	232,672	4,635	228,037	8,821	3.8	2,075	89
Wholesale - customers	199,423	3,123	196,300	6,252	3.1	1,251	63
Wholesale - banks	40,072	41	40,031	51	0.1	(23)	(6)
Total wholesale	239,495	3,164	236,331	6,303	2.6	1,228	51

Loans and advances at amortised cost	472,167	7,799	464,368	15,124	3.2	3,303	70
Traded loans	2,410	n/a	2,410
Loans and advances designated at fair value	21,996	n/a	21,996
Loans and advances held at fair value	24,406	n/a	24,406

Total loans and advances	496,573	7,799	488,774

1	Loan impairment charge as at December 2012 is the charge for the 12 month period.
2	Comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and portfolio restatements between businesses.

Appendix IV – Credit Risk

Retail Loans and Advances to Customers and Banks at Amortised Cost
As at 31.03.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges1,4	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	136,104	1,349	134,755	2,819	2.1	89	27
Europe RBB2	40,793	600	40,193	1,747	4.3	70	70
Africa RBB	23,786	724	23,062	1,659	7.0	98	167
Barclaycard	36,093	1,941	34,152	2,303	6.4	303	340
Corporate Banking3	631	56	575	59	9.4	-	-
Wealth and Investment Management	2,654	17	2,637	34	1.3	1	15
Total	240,061	4,687	235,374	8,621	3.6	561	95

As at 31.12.125
UK RBB	129,682	1,369	128,313	2,883	2.2	269	21
Europe RBB2	39,997	560	39,437	1,734	4.3	257	64
Africa RBB	23,987	700	23,287	1,790	7.5	472	197
Barclaycard	35,732	1,911	33,821	2,288	6.4	1,050	294
Corporate Banking3	739	79	660	92	12.4	27	365
Wealth and Investment Management	2,535	16	2,519	34	1.3	-	-
Total	232,672	4,635	228,037	8,821	3.8	2,075	89

1	Loan impairment charges, comprising impairment on loans and advances and charges in respect of undrawn facilities and guarantees.
2	Includes loans and advances to business customers.
3	Primarily comprises retail portfolios in India and UAE.
4	Loan impairment charge as at December 2012 is the charge for the 12 month period.
5	Comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and the portfolio restatements between businesses.

Appendix IV – Credit Risk

Wholesale Loans and Advances to Customers and Banks at Amortised Cost

As at 31.03.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges3	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Africa RBB	7,416	222	7,194	715	9.6	16	88
Investment Bank1	170,871	562	170,309	583	0.3	(20)	(5)
Corporate Banking	69,069	2,225	66,844	4,159	6.0	128	75
- UK	53,372	423	52,949	1,288	2.4	30	23
- Europe	8,186	1,605	6,581	2,632	32.2	96	477
- Rest of World	7,511	197	7,314	239	3.2	2	11
Wealth and Investment Management	20,096	135	19,961	632	3.1	13	26
Head Office and Other Operations	1,509	15	1,494	19	1.3	-	-
Total	268,961	3,159	265,802	6,108	2.3	137	21

As at 31.12.122
Africa RBB	7,313	250	7,063	681	9.3	160	219
Investment Bank1	144,143	586	143,557	768	0.5	192	13
Corporate Banking	67,337	2,171	65,166	4,232	6.3	838	124
- UK	52,667	428	52,239	1,381	2.6	279	53
- Europe	8,122	1,536	6,586	2,607	32.1	527	649
- Rest of World	6,548	207	6,341	244	3.7	32	49
Wealth and Investment Management	19,236	141	19,095	603	3.1	38	20
Head Office and Other Operations	1,466	16	1,450	19	1.3	-	-
Total	239,495	3,164	236,331	6,303	2.6	1,228	51

1
Investment Bank gross loans and advances include cash collateral and settlement balances of £110,165m as at 31 March 2013 and £85,116m as at 31 December 2012. Excluding these balances CRLs as a proportion of gross loans and advances were 1.0% and 1.3% respectively.

2	Comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and the portfolio restatements between businesses.
3	Loan impairment charge as at December 2012 is the charge for the 12 month period.

Appendix IV – Credit Risk

Group Exposures to Eurozone Countries1

—
The Group recognises the credit and market risk resulting from the ongoing volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment

—	During Q1 13 the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece remained stable at £59.4bn (2012: £59.3bn)

-	Sovereign exposure decreased 12% to £4.8bn principally due to a reduction in Italian government bonds held as available for sale

-
Exposure to retail customers and corporate clients rose marginally by 1% to £48.4bn. Excluding the effects of foreign exchange, exposure reduced 3% reflecting the Group’s continuing focus on managing exposures in Spain, Italy and Portugal

-	Exposure to financial institutions rose by 9% to £6.2bn driven by increased lending to a single Irish counterparty

—
The local net funding mismatches in Italy and Portugal were broadly stable in Q1 13. As at 31 March 2013, the deficit in Italy was €11.9bn (2012: €11.8bn) and the deficit in Portugal was €4.3bn (2012: €4.1bn). The net funding surplus in Spain was €1.3bn (2012: €2.3bn). Barclays continues to monitor the potential impact of the Eurozone volatility on local balance sheet funding and will consider actions as appropriate to manage the risk

—	The Group continues to monitor developments in Cyprus and has taken steps to mitigate the financial and operational risks:

-	The Group‘s exposure to Cyprus remains minimal at £177m (2012: £184m), with exposure predominantly relating to corporate counterparties whose main operations are outside of Cyprus

-
As at 31 March 2013 Barclays’ Cyprus branch had €1.3bn of customer deposits. Subsequent to the reopening of the Cyprus banking system on 28 March 2013, the branch saw €0.2bn of deposit outflow. There has been no observed impact of the Cyprus banking crisis on customers outside of the branch including retail and corporate deposits in our other European business

1  The comparatives on pages 33 to 39 have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements.

Appendix IV – Credit Risk

Summary of Group Exposures

—
The following table shows Barclays exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. Detailed analysis on these countries is on pages 35 to 39. The basis of preparation is consistent with that described in the 2012 Annual Report

—
The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments

					Other	Net on-	Gross on-	Contingent
		Financial		Residential	retail	balance sheet	balance sheet	liabilities and
	Sovereign	institutions	Corporate	mortgages	lending	exposure	exposure	commitments
As at 31.03.13	£m	£m	£m	£m	£m	£m	£m	£m
Spain	1,816	1,719	4,033	13,587	2,592	23,747	33,047	3,257
Italy	2,247	346	1,660	15,847	2,123	22,223	32,509	3,070
Portugal	661	21	1,587	3,591	1,776	7,636	8,328	2,627
Ireland	31	4,149	1,208	108	96	5,592	11,037	1,496
Cyprus	-	-	101	39	37	177	287	48
Greece	2	-	6	6	13	27	1,077	3

As at 31.12.12
Spain	2,067	1,525	4,138	13,305	2,428	23,463	32,374	3,301
Italy	2,669	567	1,962	15,591	1,936	22,725	33,029	3,082
Portugal	637	48	1,958	3,474	1,783	7,900	8,769	2,588
Ireland	21	3,585	1,127	112	83	4,928	10,078	1,644
Cyprus	8	-	106	44	26	184	300	131
Greece	1	-	61	8	9	79	1,262	5

—	Barclays has exposures to other Eurozone countries as set out below. Total net on-balance sheet exposures to individual countries that are less than £1bn are reported in aggregate under Other

					Other	Net on-	Gross on-	Contingent
		Financial		Residential	retail	balance sheet	balance sheet	liabilities and
	Sovereign	institutions	Corporate	mortgages	lending	exposure	exposure	commitments
As at 31.03.13	£m	£m	£m	£m	£m	£m	£m	£m
France	3,408	5,543	4,925	2,571	190	16,637	60,428	8,413
Germany	1,590	5,184	6,841	26	1,874	15,515	63,739	7,047
Netherlands	4,209	4,475	1,937	14	69	10,704	29,956	2,432
Belgium	2,789	6	316	10	6	3,127	10,821	1,595
Luxembourg	42	779	861	218	31	1,931	5,713	922
Austria	1,470	287	194	1	4	1,956	4,294	138
Finland	1,201	163	35	3	-	1,402	7,882	478
Other	203	3	34	5	65	310	586	10

As at 31.12.12
France	3,746	5,553	4,042	2,607	121	16,069	59,317	7,712
Germany	282	4,462	4,959	27	1,734	11,464	62,043	6,604
Netherlands	3,503	4,456	2,002	16	92	10,069	28,565	2,205
Belgium	2,548	333	239	9	6	3,135	10,602	1,525
Luxembourg	13	1,127	704	151	49	2,044	6,009	812
Austria	1,047	228	187	5	-	1,467	3,930	127
Finland	1,044	209	140	3	-	1,396	9,120	461
Other	210	9	24	26	41	310	649	25

Appendix IV – Credit Risk

Spain			Designated
Fair Value through Profit and Loss	Trading Portfolio	Derivatives	at FV	Total	Total
		Cash	through	as at	as at

	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net	P&L	31.03.13	31.12.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	1,073	(1,073)	-	30	(30)	-	-	367	367	476
Financial institutions	844	(158)	686	7,731	(7,217)	(514)	-	314	1,000	788
Corporate	345	(100)	245	434	(208)	-	226	400	871	817

										Total

Fair Value through Other Comprehensive Income (OCI)	Available for Sale Assets as at 31.03.131		as at
Cost	AFS Reserve	Total	31.12.12
£m	£m	£m	£m

Sovereign	1,427	(8)	1,419	1,562
Financial institutions	506	6	512	480
Corporate	8	-	8	10

Held at Amortised Cost	Loans and Advances as at 31.03.13	Total

		Impairment		as at
	Gross	Allowances	Total	31.12.12
	£m	£m	£m	£m
Sovereign	30	-	30	29
Financial institutions	216	(9)	207	257
Residential mortgages	13,718	(131)	13,587	13,305
Corporate	4,288	(1,134)	3,154	3,311
Other retail lending	2,716	(124)	2,592	2,428

Contingent Liabilities and Commitments	Total	Total
	as at	as at

	31.03.13	31.12.12
	£m	£m
Financial institutions	167	88
Residential mortgages	10	12
Corporate	1,896	1,938
Other retail lending	1,184	1,263

1
‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Appendix IV – Credit Risk

Italy			Designated
Fair Value through Profit and Loss	Trading Portfolio	Derivatives	at FV	Total	Total
		Cash	through	as at	as at

	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net	P&L	31.03.13	31.12.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	2,508	(2,317)	191	1,775	(668)	-	1,107	3	1,301	1,123
Financial institutions	196	(104)	92	6,375	(4,367)	(2,008)	-	180	272	391
Corporate	236	(196)	40	709	(475)	(151)	83	323	446	699

										Total

Fair Value through OCI	Available for Sale Assets as at 31.03.131			as at
	Cost	AFS Reserve	Total	31.12.12
	£m	£m	£m	£m

Sovereign	929	17	946	1,537
Financial institutions	57	2	59	138
Corporate	28	2	30	29

Held at Amortised Cost	Loans and Advances as at 31.03.13			Total
		Impairment		as at
	Gross	Allowances	Total	31.12.12
	£m	£m	£m	£m

Sovereign	-	-	-	9
Financial institutions	15	-	15	38
Residential mortgages	15,963	(116)	15,847	15,591
Corporate	1,318	(134)	1,184	1,234

Other retail lending	2,242	(119)	2,123	1,936

Contingent Liabilities and Commitments	Total	Total
	as at	as at

	31.03.13	31.12.12
	£m	£m
Financial institutions	126	90
Residential mortgages	44	45
Corporate	2,102	2,158
Other retail lending	798	789

1‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Appendix IV – Credit Risk

Portugal			Designated
Fair Value through	Trading Portfolio	Derivatives	at FV	Total	Total

Profit and Loss						Cash		through	as at	as at
	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net	P&L	31.03.13	31.12.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	73	(73)	-	264	(264)	-	-	-	-	8
Financial institutions	26	(21)	5	205	(154)	(51)	-	-	5	18
Corporate	23	(22)	1	273	(102)	(5)	166	-	167	252

										Total

Fair Value through OCI	Available for Sale Assets as at 31.03.131			as at
	Cost	AFS Reserve	Total	31.12.12
	£m	£m	£m	£m

Sovereign	627	1	628	594
Financial institutions	2	-	2	2
Corporate	188	(1)	187	331

Held at Amortised Cost	Loans and Advances as at 31.03.13	Total

		Impairment		as at
	Gross	Allowances	Total	31.12.12
	£m	£m	£m	£m
Sovereign	33	-	33	35
Financial institutions	23	(9)	14	28
Residential mortgages	3,622	(31)	3,591	3,474
Corporate	1,564	(331)	1,233	1,375
Other retail lending	1,978	(202)	1,776	1,783

Contingent Liabilities and Commitments	Total	Total

	as at	as at
	31.03.13	31.12.12
	£m	£m
Financial institutions	2	1
Residential mortgages	21	25
Corporate	865	889
Other retail lending	1,739	1,673

1 ‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Appendix IV – Credit Risk

Ireland			Designated
Fair Value through	Trading Portfolio	Derivatives	at FV	Total	Total

Profit and Loss						Cash		through	as at	as at
	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net	P&L	31.03.13	31.12.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	241	(241)	-	242	(11)	(231)	-	21	21	12
Financial institutions	1,202	(56)	1,146	4,764	(3,628)	(1,136)	-	502	1,648	1,558
Corporate	301	(76)	225	155	(65)	(1)	89	80	394	293

										Total

Fair Value through OCI	Available for Sale Assets as at 31.03.131			as at
	Cost	AFS Reserve	Total	31.12.12
	£m	£m	£m	£m

Sovereign	9	1	10	9
Financial institutions	51	(3)	48	60
Corporate	4	-	4	4

Held at Amortised Cost	Loans and Advances as at 31.03.13	Total

		Impairment		as at
	Gross	Allowances	Total	31.12.12
	£m	£m	£m	£m
Financial institutions	2,453	-	2,453	1,967
Residential mortgages	116	(8)	108	112
Corporate	830	(20)	810	830
Other retail lending	96	-	96	83

Contingent Liabilities and Commitments	Total	Total
	as at	as at

	31.03.13	31.12.12
	£m	£m
Financial institutions	667	628
Corporate	829	1,007
Other retail lending	-	9

1
‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Appendix IV – Credit Risk

Cyprus			Designated
Fair Value through	Trading Portfolio	Derivatives	at FV	Total	Total

Profit and Loss						Cash		through	as at	as at
	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net	P&L	31.03.13	31.12.12
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial institutions	-	-	-	109	(55)	(54)	-	-	-	-
Corporate	-	-	-	2	(1)	-	1	-	1	12

Held at Amortised Cost	Loans and Advances as at 31.03.13	Total

		Impairment		as at
	Gross	Allowances	Total	31.12.12
	£m	£m	£m	£m
Sovereign	-	-	-	8
Residential mortgages	39	-	39	44
Corporate	101	(1)	100	94
Other retail lending	37	-	37	26

Contingent Liabilities and Commitments	Total	Total
	as at	as at

	31.03.13	31.12.12
	£m	£m
Corporate	33	94
Other retail lending	15	37

Greece			Designated
Fair Value through	Trading Portfolio	Derivatives	at FV	Total	Total

Profit and Loss						Cash		through	as at	as at
	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net	P&L	31.03.13	31.12.12
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	2	-	2	-	-	-	-	-	2	1
Financial institutions	-	-	-	1,050	(117)	(933)	-	-	-	-
Corporate	3	-	3	-	-	-	-	-	3	3

Held at Amortised Cost	Loans and Advances as at 31.03.13	Total

		Impairment		as at
	Gross	Allowances	Total	31.12.12
	£m	£m	£m	£m
Residential mortgages	6	-	6	8
Corporate	3	-	3	58
Other retail lending	23	(10)	13	9

Contingent Liabilities and Commitments	Total	Total
	as at	as at

	31.03.13	31.12.12
	£m	£m
Corporate	3	3
Other retail lending	-	2

Appendix IV – Credit Risk

Barclays Credit Market Exposures1

					Three Months Ended 31.03.13
	As at 31.03.13	As at 31.12.122	As at 31.03.13	As at 31.12.122	Fair Value Gains/ (Losses) and Net Funding	Impairment (Charge)/ Release	Total Gains/ (Losses)
US Residential Mortgages	$m	$m	£m	£m	£m	£m	£m
ABS CDO Super Senior	1,505	1,491	991	922	72	-	72
US sub-prime and Alt-A3	1,004	1,133	661	700	43	-	43

Commercial Mortgages
Commercial real estate loans and properties	4,135	4,411	2,722	2,727	4	-	4
Commercial Mortgage Backed Securities3	419	411	276	254	15	-	15

Other Credit Market
Leveraged Finance4	4,847	5,732	3,191	3,544	(12)	-	(12)
Monoline protection on CLO and other	676	956	445	591	(11)	-	(11)
CLO and other assets3	176	176	116	109	2	-	2

Total	12,762	14,310	8,402	8,847	113	-	113

•
During Q1 2013, credit market exposures decreased by £445m to £8,402m, reflecting net sales and paydowns and other movements of £855m, offset by foreign exchange movements of £297m and net fair value gains of £113m. Net sales, paydowns and other movements of £855m included:

-	£341m leveraged finance primarily relating to three counterparties

-	£169m monoline protection on CLO and other

-	£138m of commercial real estate loans and properties

-	£124m US sub-prime and Alt-A

-	£72m ABS CDO Super Senior

—
Leveraged finance exposures are accounted for at amortised cost less impairment. The fair value of these exposures as at 31 March 2013 was £2,822m (2012: £3,059m). Materially, all other credit market exposures are accounted for on a fair value basis

1As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.
2The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements.

3Collateral assets of £707m (2012: £719m) previously underlying the Protium loan are now included within the relevant asset classes as the assets are managed alongside similar credit market exposures. These assets comprised: US sub-prime and Alt-A £310m ( 2012: £352m), commercial mortgage-backed securities £281m (2012: £258m), CLO and other assets £116m (2012: £109m).

4Includes undrawn commitments of £201m (2012: £202m).

Appendix V – Other Information

Other Information

Results Timetable1	Date
Ex-dividend date	1 May 2013
Dividend Record date	3 May 2013
Dividend Payment date	7 June 2013
2013 Interim Results Announcement	30 July 2013

	Three Months Ended	Three Months Ended	Change3
Exchange Rates2	31.03.13	31.03.12
Period end - US$/£	1.52	1.60	5%
Average - US$/£	1.55	1.57	1%
Period end - €/£	1.18	1.20	2%
Average - €/£	1.17	1.20	3%
Period end - ZAR/£	13.96	12.28	(12%)
Average - ZAR/£	13.87	12.17	(12%)

Share Price Data	31.03.13	31.03.12
Barclays PLC (p)	291.15	235.25
Absa Group Limited (ZAR)	155.00	156.00

For Further Information Please Contact

Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.barclays.com

1	These announcement dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.
3
The change represents the percentage change in the sterling value of the relevant foreign currency on the basis of the exchange rates disclosed.  The change in exchange rates affects the amounts of foreign currency balances and transactions reported in the interim management statement.